EXHIBIT 99.77
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                          ADVANTAGE ENERGY INCOME FUND



                       MANAGEMENT'S DISCUSSION & ANALYSIS

The following MD&A provides a detailed explanation of the financial and operating results of Advantage Energy Income Fund ("Advantage" or "the Fund") for the quarter ended September 30, 2004 and should be read in conjunction with the financial statements contained within this interim report and the audited financial statements and MD&A for the year ended December 31, 2003.

All per barrel of oil equivalent ("boe") numbers are stated at a 6:1 conversion rate for natural gas to oil.

CASH DISTRIBUTIONS

Cash distributions for the three months ended September 30, 2004 were $0.69 per Unit, or $28.7 million and $2.07 per Unit, or $82.4 million for the nine months ended September 30, 2004. The third quarter 2004 distributions were comprised of $0.23 per month for each of July, August and September. The amount distributed for the quarter represents 92% of total cash available for distribution. Cash available for distribution is defined as cash flow from operations less interest on convertible debentures. The remaining cash withheld during the first nine months of 2004 of $9.2 million was used to partially finance the Fund's ongoing capital expenditure program. Since its inception on May 23, 2001 the Fund has distributed $216.3 million or $7.96 per Unit. As a result of strengthening commodity prices and the closing of the Anadarko asset acquisition in September, Advantage has increased the monthly distribution from $0.23 per Unit to $0.25 per Unit commencing for the month of October. In addition, on November 3 Advantage announced that it had entered an Arrangement Agreement to acquire all of the outstanding shares of Defiant Energy Corp. Subject to successful closing of the acquisition, which is scheduled for mid December, Advantage will further increase its monthly distribution to $0.28 per Unit commencing in the month of January 2005. This would represent a 22% increase in the monthly distribution rate from the month of September.

Cash distributions to Unitholders were paid as follows:





     Period ended              Record date              Payment date           Distribution        Distribution per Unit
-----------------------------------------------------------------------------------------------------------------
     July 31, 2004             July 30, 2004            Aug. 16, 2004            $  9,219                  $  0.23
     Aug. 31, 2004             Aug. 31, 2004            Sept. 15, 2004           $  9,311                     0.23
     Sept. 30, 2004            Sept. 30, 2004           Oct. 15, 2004            $ 10,200                     0.23
-----------------------------------------------------------------------------------------------------------------
                                                                                 $ 28,730                  $   0.69

PRODUCTION

During the three months ended September 30, 2004 Advantage's natural gas production increased by 28% to 75.4 mmcf/d compared to 58.7 mmcf/d for the quarter ended September 30, 2003. Year to date, Advantage's natural gas production increased by 36% to 74.8 mmcf/d compared to 55.1 mmcf/d for the nine months ended September 30, 2003. The increase in natural gas production is primarily due to the acquisition of MarkWest Resources on December 2, 2003. In addition successful drilling at Medicine Hat, Shouldice and Bantry have added production to offset natural declines. On September 15, 2004 Advantage closed the acquisition of the Anadarko assets. Production related to the acquisition is included in the Funds financial statements from the date of closing and therefore did not have a material impact on third quarter production levels.

Year to date, Advantage's liquids production increased by 14% to 3,167 bbls/d compared to 2,770 bbls/d for the nine months ended September 30, 2003. Crude oil and natural gas liquids production averaged 3,550 bbls/d in the third quarter of 2004 compared to 2,623 bbls/d for the quarter ending September 30, 2003. The 35% increase in liquids production from the third quarter of 2003 is due to the acquisition of MarkWest on December 2, 2003 and additional light oil volumes added through the drill bit at Nevis, Alberta.

PRICES

During the nine months ended September 30, 2004, the Fund's natural gas price averaged $6.35 per mcf ($6.08 per mcf including hedging) compared to $6.64 per mcf ($6.20 per mcf including hedging) for the same period of 2003.

During the three months ended September 30, 2004 Advantage's natural gas price averaged $6.11 per mcf ($5.76 per mcf including hedging) compared to $5.85 per mcf ($5.96 per mcf including hedging) in the third quarter of 2003. For the three months ended September 30, 2004 AECO daily prices averaged $6.49 per mcf compared to $5.87 per mcf in the same period of 2003.

Natural gas prices have remained relatively strong during the third quarter of 2004 and have traded in a $5 - $7 per mcf range since the spring of 2003. Early in the fourth quarter of 2004 natural gas prices have increased above this band with winter 2004/2005 prices currently trading at $8.35 per mcf. The strengthening of natural gas has been attributed to (i) the strength of crude oil prices which has eliminated the economic advantage of fuel switching away from natural gas, (ii) the shut-in of production in the Gulf of Mexico which resulted from hurricane season and (iv) the approach of the winter heating season coupled with concerns over supply. Advantage continues to believe the pricing fundamentals for natural gas remain strong.

For the nine months ended September 30, 2004, crude oil and NGLs prices averaged $46.24 per barrel ($46.24 per barrel including hedging) compared to $39.54 per barrel ($38.95 per barrel including hedging) for the same period in 2003. Crude oil and NGLs prices averaged $51.20 per barrel ($51.20 per barrel including hedging) in the third quarter of 2004 compared to $36.27 per barrel ($36.04 per barrel including hedging) in the three months ended September 30, 2003. Advantage had no crude oil hedges in place in the third quarter of 2004. Third quarter 2004 prices for WTI crude oil averaged US$43.88 per barrel, 45% higher than the US$30.20 per barrel realized during the third quarter of 2003. Partially offsetting the increase in WTI prices was a stronger Canadian dollar which averaged $US/$Cdn $0.77 in the third quarter of 2004 compared to $0.73 in the third quarter of 2003.

Crude oil prices continued to be strong during the third quarter of 2004. Factors that affect the continued strength of crude oil include (i) continued conflict in the middle east, (ii) low global inventory levels and (iii) increasing world oil demand. All of these factors are expected to keep crude oil prices high for the remainder of the year and into 2005.


HEDGING

The Fund currently has the following hedge contracts in place:


     Volume                                           Effective Period                                  Average Price
-----------------------------------------------------------------------------------------------------------------

     Natural gas - AECO
     50,350 mcf/d                             April 1, 2004 - December 31, 2004                          $ 6.12/mcf
     10,450 mcf/d                             January 1, 2005 - March 31, 2005                           $ 6.30/mcf

During the third quarter of 2004 the Fund realized $2.4 million ($0.35/mcf) in hedging losses on natural gas. These realized losses are included within petroleum and natural gas sales on the statement of income. Advantage's current and future crude oil production is currently unhedged. At September 30, 2004, the mark-to-market valuation of Advantage's outstanding hedges was a loss of $7.6 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet. Advantage has not entered into any additional hedges for 2005 at this time. However, the Fund will continue to monitor commodity markets.

ROYALTIES

During the third quarter of 2004 Advantage's royalties amounted to $11.1 million (18.8% of pre-hedged revenue) compared to $6.4 million (15.8% of pre-hedged revenue) in the third quarter of 2003. For the nine months ended September 30, 2004, royalties have amounted to $32.2 million (18.9% of pre-hedged revenue) compared to $21.1 million (16.3% of pre-hedged revenue) for the nine months ended September 30, 2003. Total royalties in 2004 are higher as a result of higher revenues. The increase in the royalty rate in 2004 is the result of the acquisition of MarkWest Resources properties in December 2003 which attract higher royalty rates than other Advantage properties. In addition, the acquisition of the Anadarko properties is expected to increase the Fund's royalty rate to approximately 21% in the fourth quarter and into 2005.

OPERATING COSTS

Operating costs for the three months ended September 30, 2004 amounted to $9.2 million or $6.19 per boe compared to $7.2 million or $6.27 per boe in the third quarter of 2003. Operating costs for the nine months ended September 30, 2004 amounted to $25.7 million or $6.01 per boe compared to $18.3 million or $5.61 per boe for the nine months ended September 30, 2003. Operating costs have steadily increased over the past two years due to higher power costs and higher field costs associated with the shortage of supplies, services and materials that have occurred as a result of very high levels of industry activity. Advantage's increased operating costs over 2003 are in line with overall industry trends.

GENERAL AND ADMINISTRATIVE AND MANAGEMENT FEES

Year to date cash and general administrative (G&A) expenses have amounted to $2.5 million or $0.59 per boe compared to $2.4 million or $0.73 per boe for the nine months ended September 30, 2003. G&A expense in the third quarter of 2004 amounted to $0.9 million or $0.61 per boe compared to $0.6 million or $0.55 per boe in the third quarter of 2003. G&A expense in the third quarter of 2004 was slightly higher than the prior year due to increased staff levels that have resulted from the growth of the Fund.

A stock-based compensation expense of $1.0 million was recorded in the second quarter of 2004 related to the issuance of Trust Unit rights to the independent directors of Advantage. This non-cash amount represents the fair value attributed to trust unit rights granted during the second quarter under the Trust Units Rights Incentive Plan. During the third quarter there were no further issuances of such unit rights.

Management fees for the three months ended September 30, 2004 amounted to $0.5 million or $0.37 per boe compared to $0.4 million or $0.36 per boe in the third quarter of 2003. Year to date, management fees have amounted to $1.6 million or $0.37 per boe compared to $1.2 million or $0.38 per boe for the nine months ended September 30, 2003. Management fees are calculated based on 1.5% of operating cash flow which is defined as revenue less royalties and operating costs.

The Manager of the Fund is entitled to earn a performance incentive fee which is calculated at the end of each year based on the total return of the Fund. At September 30, 2004 no amount was paid to the Manager, nor is the Manager entitled to receive any payment related to the Fund's performance for the first nine months of 2004 as the actual amount is calculated and paid on an annual basis only. If the performance fee was paid at September 30, 2004, based on the performance of the Trust in the first nine months of the year, the total fee payable would be $19.0 million. The Trust has accrued three quarters of this amount or $14.2 million for the first nine months of 2004. There is no certainty that the fee accrued in the financial statements will be paid at year end. Any performance incentive fee paid to the Manager at year end is expected to be settled in Advantage Trust Units.

INTEREST

Year to date, interest expense has amounted to $4.3 million ($1.01 per boe) compared to $4.9 million ($1.51 per boe) for the nine months ended September 30, 2003. Interest expense for the three months ended September 30, 2004 amounted to $1.6 million ($1.11 per boe) compared to $1.5 million ($1.34 per boe) for the third quarter of 2003. Higher interest expense in the third quarter of 2004 is primarily the result of higher debt balances partially offset by lower interest rates.

TAXES

Current taxes are comprised primarily of capital tax, which amounted to $0.5 million for the three months ended September 30, 2004 compared to $0.2 million for the same period of 2003. Capital taxes are determined based on debt and equity levels at the end of the year and primarily increased due to property acquisitions during the third quarter. As a result of new legislation in 2003, capital taxes are to be gradually eliminated over the next five years.

For the three months ended September 30, 2004 a future income tax recovery of $7.1 million was included in income compared to a $3.5 million recovery for the comparable period in 2003. The Alberta government enacted a tax rate reduction of 1% in the first quarter of 2004, reducing the tax rate from 12.5% to 11.5% effective April 1, 2004. This resulted in an additional tax recovery during the first quarter of approximately $2.2 million.

During the second quarter of 2003 the Fund recorded a non-recurring benefit of $11.7 million resulting from changes to the Income Tax Act related to the resource sector. The changes included a change in the federal tax rate, deductibility of crown royalties and the elimination of resource allowance, to be phased in over the next five years.



CASH FLOW NETBACK



     BREAKDOWN OF CASH FLOW PER BOE                                      Three months ended         Nine months ended
                                                                              Sept. 30                  Sept. 30
                                                                          2004        2003         2004          2003
-----------------------------------------------------------------------------------------------------------------

     Crude oil and natural gas sales                                   $ 39.87      $ 35.36      $ 39.73      $  39.76
     Hedging gains (losses)                                              (1.63)        0.45        (1.26)        (2.17)
     Government and other royalties                                      (7.49)       (5.59)       (7.53)        (6.47)
     Operating costs                                                     (6.19)       (6.27)       (6.01)        (5.61)
-----------------------------------------------------------------------------------------------------------------

     Operating netback                                                   24.56        23.95        24.93         25.51
     General and administrative                                          (0.61)       (0.55)       (0.59)        (0.73)
     Management fees                                                     (0.37)       (0.36)       (0.37)        (0.38)
     Interest and taxes                                                  (1.42)       (1.51)       (1.27)        (1.74)
-----------------------------------------------------------------------------------------------------------------

     Cash flow from operations                                         $ 22.16      $ 21.53      $ 22.70      $  22.66
     Interest on convertible debentures                                  (1.21)       (0.86)       (1.30)        (1.01)
-----------------------------------------------------------------------------------------------------------------

     Cash available for distribution                                   $ 20.95      $ 20.67      $ 21.40      $  21.65

DEPLETION, DEPRECIATION AND ACCRETION OF ASSET RETIREMENT OBLIGATION

The depletion, depreciation and accretion ("D,D&A") rate for the third quarter of 2004 was $16.27 per boe compared to $11.56 per boe for the third quarter of 2003. The D,D&A rate per boe increased in 2004 compared to 2003 due the acquisition of MarkWest Resources and the Anadarko assets and revisions to the Fund's total proven reserves pursuant to National Instrument 51-101. Included in third quarter D,D&A is $0.7 million of accretion expense related to the asset retirement obligations. The retroactive application of the new accounting policy for asset retirement obligations requires restatement of prior periods, which resulted in the third quarter 2003 D,D&A rate to increase to $11.56 per boe compared to the previously reported rate of $11.50 per boe and D,D&A expense to increase by $0.1 million.

FINANCIAL REPORTING UPDATE

HEDGING RELATIONSHIPS

Effective in the Fund's first quarter of 2004, the new CICA Accounting Guideline 13 "Hedging Relationships" requires that hedging relationships be identified, designated, documented and measured in order for the Fund to apply hedge accounting. Although the Fund believes that all of the hedges Advantage enters into are effective economic hedges, Advantage has elected to not use hedge accounting. The Fund will be using the fair value method to account for all of its hedge transactions. This method requires Advantage to mark-to-market at the balance sheet date the fair value of all outstanding hedges. At September 30, 2004 the mark-to-market valuation of Advantage's outstanding hedges was a loss of $7.6 million. This amount has been included in the income statement as an unrealized hedging loss with a corresponding hedging liability recorded on the balance sheet.

ASSET RETIREMENT OBLIGATIONS

In March 2003 the CICA issued handbook section 3110 "Asset Retirement Obligations" which requires liability recognition for retirement obligations associated with the Fund's property and equipment. The obligations are initially measured at fair value, which is the discounted future value of the liability. The fair value is capitalized as part of the cost of the related assets and depleted to earnings over the assets useful life. The liability accretes until the retirement obligations are settled. Advantage adopted the new standard in the first quarter of 2004. The impact to the Trust of the implementation of this policy is disclosed in note 1 (b) of the September 30, 2004 financial statements.

FULL COST ACCOUNTING

Effective January 1, 2004 the Trust adopted CICA accounting guideline 16 "Oil and Gas Accounting - Full Cost". This accounting guideline replaced CICA accounting guideline 5, "Full cost accounting in the oil and gas industry". Accounting guideline 16 modifies how the ceiling test calculation is performed. The recoverability of a cost centre is tested by comparing the carrying value of the cost centre to the sum of the undiscounted cash flows expected from the cost centre. If the carrying value is not recoverable the cost centre is written down to its fair value. Adopting accounting guideline 16 had no effect on the Trust's financial results.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Trust has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments and sales contracts. These obligations are of a recurring and consistent nature and impact cash flow in an ongoing manner. The following is a summary of the Fund's contractual obligations and commitments:



                                                                 Payments due by period
     ($millions)                       Total             2004           2005-2006         2007-2008    2009 & thereafter
-----------------------------------------------------------------------------------------------------------------

     Building lease                    $   4.9          $  0.2           $   2.8           $  1.9               -
     Capital lease                     $   2.4          $  0.1           $   0.9           $  1.4               -
     Pipeline/transportation           $   2.8          $  0.4           $   2.1           $  0.2           $   0.1
-----------------------------------------------------------------------------------------------------------------
     Total contractual obligations     $  10.1          $  0.7           $   5.8           $  3.5           $   0.1
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

QUARTERLY PERFORMANCE

     ($thousands, except per Unit amounts)       2004                                 2003                       2002
                                        Q3        Q2         Q1        Q4         Q3         Q2        Q1         Q4
-----------------------------------------------------------------------------------------------------------------

     Net revenues                   $  48,255  $  44,436  $ 32,227  $  36,074  $ 34,483  $  33,144  $ 33,883  $29,641
     Net income (loss)              $   7,102  $  11,762  $  6,972  $  (1,866) $  9,559  $  20,752  $ 15,578  $ 2,892
     Net income (loss) per Unit,
         basic                      $    0.13  $    0.26  $   0.13  $   (0.18) $   0.28  $    0.67  $   0.50  $  0.07
     Net income (loss) per Unit,
         diluted                    $    0.13  $    0.26  $   0.13  $   (0.18) $   0.28  $    0.64  $   0.48  $  0.07

The table above highlights the Trust's performance for the third quarter of 2004 and also for the preceding seven quarters through 2003 and 2002. Net revenues are primarily impacted by commodity prices, production volumes and royalties.

LIQUIDITY AND CAPITAL RESOURCES

Advantage's capital expenditures on development activities for the quarter ending September 30, 2004 were $25.5 million. Expenditures were focused on drilling, completions, pipelines and compression at Medicine Hat, Bantry, Nevis and Shouldice. The Fund's Board of Directors approved an increase in the capital expenditures budget to $100 million during the second quarter. The additional funds will be primarily expended developing the Nevis oil discovery and at Medicine Hat where an additional 32 natural gas well program commenced late in the third quarter.


     SOURCES AND USES OF FUNDS ($ THOUSANDS)
     Nine months ended
                                                                                        Sept. 30, 2004
-----------------------------------------------------------------------------------------------------------------
     Sources of funds
        Cash flow from operations                                                        $       97,213
        Units issued, net of costs                                                               62,617
        Convertible debentures issued, net of costs                                             119,567
        Increase in bank debt                                                                    81,469
        Property dispositions                                                                       791
-----------------------------------------------------------------------------------------------------------------
                                                                                         $      361,657
-----------------------------------------------------------------------------------------------------------------

     Uses of funds
        Capital expenditures                                                             $       78,710
        Property acquisitions                                                                   176,300
        Distributions paid to Unitholders                                                        80,692
        Interest paid to debenture holders                                                        5,546
        Increase in working capital                                                              19,769
        Other                                                                                       640
-----------------------------------------------------------------------------------------------------------------
                                                                                         $      361,657
-----------------------------------------------------------------------------------------------------------------

Currently, Advantage has 44,349,704 Trust Units outstanding and 9,261,303 Trust Units are issuable for the $176,462,000 convertible debentures still outstanding.

On September 15, 2004 Advantage issued 3,500,000 Trust Units and $75 million aggregate principal amount of 7.50% convertible unsecured subordinated debentures and $50 million aggregate principal amount of 7.75% convertible unsecured subordinated debentures to partially finance the acquisition of certain petroleum and natural gas properties and related assets from Anadarko.

Total bank debt outstanding at September 30, 2004 was $184.4 million. Advantage has an agreement with a syndicate of four Canadian chartered banks that provides for a $270 million facility consisting of $260 million extendible revolving loan facility and a $10 million operating loan facility both of which mature on May 28, 2005. The credit facilities are secured by a $500 million floating charge demand debenture, a general security agreement and a subordination agreement for the Trust covering all assets and cash flows. At September 30, 2004 Advantage also had a working capital deficit of $9.5 million.
NON-GAAP MEASURES
Cash flow from operations and per Unit and cash available for distribution and per Unit are not recognized measures under the Canadian generally accepted accounting principles (GAAP). Management believes that cash flow and cash available for distribution are useful supplemental measures to analyse operating performance and provide an indication of the results generated by the Trust's principal business activities prior to the consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of Advantage's performance. Advantage's method of calculating these measures may differ from other companies, and accordingly, they may not be comparable to measures used by other companies.



November 10, 2004